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                                [ING Letterhead]

                                                              December 19, 2005

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  ING Groep N.V.
     Withdrawal of Registration Statement on Form F-3
     (Registration No. 333-129962)

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ING Groep N.V. (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form F-3 (Registration No. 333-129962), filed with the Commission on November 25, 2005, and all exhibits thereto (the "Registration Statement"). The Registration Statement has not been declared effective and no sales have been made or will be made pursuant to the Registration Statement. The Company requests the withdrawal of the Registration Statement because, subsequent to the filing thereof, it filed an automatically effective registration statement on December 1, 2005 (Registration No. 333-130040).

      The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

      If you have any questions regarding this application for withdrawal, please contact William D. Torchiana or Joram Lietaert Peerbolte at Sullivan & Cromwell LLP, counsel to ING, at either (011) (331) 7304-1000 (Paris) or (212) 558-4000 (New York).


                                         Very truly yours,


                                         ING GROEP N.V.

                                         By:  /s/ J.D. Wolvius
                                              -------------------------------
                                              Name: J.D. Wolvius
                                                    (Authorized Officer)


                                         By:  /s/ K.I.D. Tuinstra
                                              -------------------------------
                                              Name: K.I.D. Tuinstra
                                                    (Authorized Officer)